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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                    FORM 11-K



               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                   for the fiscal year ended December 31, 2002

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                        for the transition period from to

                         COMMISSION FILE NUMBER: 1-16625

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   BUNGE MANAGEMENT SERVICES INC. SAVINGS PLAN
                       c/o Bunge Management Services Inc.
                                 50 Main Street
                          White Plains, New York 10606

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  Bunge Limited
                                 50 Main Street
                             White Plains, NY 10606
--------------------------------------------------------------------------------

                   BUNGE MANAGEMENT SERVICES INC. SAVINGS PLAN


                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Financial Statements:

   Statement of Net Assets Available for Benefits at December 31, 2002
   and 2001                                                                    2

   Statement of Changes in Net Assets Available for Benefits for the
      Years Ended December 31, 2002 and 2001                                   3

   Notes to Financial Statements                                               4

Supplemental Schedule (*):

   Schedule of Assets Held for Investment Purposes, December 31, 2002          7

Signature Page                                                                 8

Exhibit Index                                                                  9

-----------------------

(*) All other schedules are omitted due to absence of conditions which require their inclusion.

BUNGE MANAGEMENT SERVICES INC. SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS (UNAUDITED)
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------


                                                                2002             2001
INVESTMENTS:
  Interest in registered investment company mutual funds    $  1,103,697    $    662,225
  Interest in money market fund                                  138,328          75,676
  Interest in Bunge Limited common shares                         68,736            -
                                                            ------------    ------------

      Total investments                                        1,310,761         737,901
                                                            ------------    ------------

CONTRIBUTIONS RECEIVABLE:
  Participants
  Employer Group                                                 146,509            -
                                                            ------------

      Total contributions receivable                             146,509            -
                                                            ------------     ------------

NET ASSETS AVAILABLE FOR BENEFITS                           $  1,457,270     $    737,901
                                                            ============     ============


See notes to the financial statements.

BUNGE MANAGEMENT SERVICES INC. SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (UNAUDITED)
YEARS ENDED DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

                                                         2002            2001

ADDITIONS TO NET ASSETS:
  Investment income--interest and dividends          $    17,532     $     7,925
  Contributions:
     Employer Group                                      326,328          88,913
     Participant                                         605,215         395,100
     Rollovers                                             4,296          12,241
                                                     -----------     -----------

       Total                                             953,371         504,197
                                                     -----------     -----------


DEDUCTIONS FROM NET ASSETS:
  Net deprciation in value of investments                216,351          82,331
  Participants' withdrawals                               17,589           6,845
  Expenses                                                    62             138
                                                     -----------     -----------

       Total                                             234,002          89,314
                                                     -----------     -----------

DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS            719,369         414,865

NET ASSETS AVAILABLE FOR BENEFITS--Beginning of year     737,901         323,036
                                                     -----------     -----------

NET ASSETS AVAILABLE FOR BENEFITS--End of year       $ 1,457,270     $   737,901
                                                     ===========     ===========


See notes to the financial statements.

BUNGE MANAGEMENT SERVICES INC. SAVINGS PLAN


NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
YEARS ENDED DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------


1.   BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

     The Bunge Management Services Inc. Savings Plan (the "Plan"), was established as of January 1, 1999; the Plan has subsequently been amended. Significant accounting policies followed by the Plan are as follows.

     BASIS OF ACCOUNTING--The financial statements of the Plan have been prepared in conformity with the accrual basis of accounting.

     INVESTMENTS--Investments in Bunge Limited common shares, registered investment company mutual funds and money market funds are stated at fair value as reported by the funds. Investment transactions are accounted for on the trade date. Investment income includes interest and dividends. Interest and dividend income is recorded when earned. Investment income is allocated to participants based on account balances.

     USE OF ESTIMATES--The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and during the reported period. Actual results could differ from those estimates.

     The Plan invests in various securities including common stock, mutual funds and money market funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.



2.   PLAN DESCRIPTION

     The Plan is a defined contribution plan and is administered by the Savings Plan Committee (the "Committee") appointed by the Board of Directors of Bunge Management Services Inc. (the "Company"). Certain employees (the "Committee") have been appointed by the Company's Board of Directors to serve as trustees of the Plan. The following descriptions of Plan terms provide only general information. Participants should refer to the Plan agreement for more complete descriptions of the Plan's provisions. All regular full-time, salaried employees (except non-clerical and non-administrative employees) are immediately eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").



3.   CONTRIBUTIONS AND WITHDRAWALS

     Effective January 1, 2002, participants may contribute up to 50% of their base salary on a pre-tax basis. Participants also have the option to contribute on a post-tax basis up to 4% of their base salary. The total amount which a participant could elect to contribute to the Plan on a pre-tax basis in 2002 could not exceed $11,000. However, if a participant reached age 50 by December 31, 2002 they were able to contribute an additional $1,000 "catch up" contribution to the Plan on a pre-tax basis.

     From April 1, 2001 to December 31, 2001, participants could contribute an amount from 1 to 15% of their base salary on a pre-tax basis. Participants also had the option to contribute on a post-tax basis up to 4% of their base salary. Prior to April 1, 2001, participants were allowed to contribute an amount from 1 to 6% of their base salary on a pre-tax basis. The post-tax contribution options have not changed. The contribution amounts and allocation between pre-tax and post-tax basis of participants are subject to Internal Revenue Service discrimination tests. The participants' contributions, plus any earnings thereon, vest immediately.

     Monthly matching contributions are made by the Company and a participating employer (the "Employer Group") at the rate of 25% of employee pre-tax contributions up to a maximum of six percent of eligible salary. In addition, the Employer Group may make an additional annual contribution to the Plan, as determined solely by the Board of Directors of the Company under the terms of the Plan. The Employer Group is not under any obligation to make this additional annual contribution to the Plan.

     Although such matching contributions are credited to individual participants' accounts, they will not be fully vested until a participant is credited with five or more years of continuous service and will be forfeited if participants leave the Employer Group (with less than five years of continuous service) for any reason other than normal or deferred retirement, permanent disability, or death. Any such forfeited amounts are redistributed to continuing participants in the manner specified in the Plan.

     Upon entry into the Plan, participants have investment alternatives for investing their contributions. Employer Group matching contributions are initially allocated to participants based upon the current contribution allocation among investment alternatives elected by the participants. Thereafter, Employer Group contributions may be allocated by the participant among all investment alternatives.

     Participants may withdraw their post-tax contributions plus earnings and vested Employer Group contributions plus earnings. Vested Employer Group contributions plus earnings may only be withdrawn after all participant post-tax contributions plus earnings have been withdrawn.

     Following normal retirement, participants must withdraw their entire account balances by lump sum or any other form of payment which is allowed by the Plan.

     Effective April 1, 2001, the Plan was amended to allow participants the option of making qualified, as defined by the Plan document and the Internal Revenue Code ("IRC"), rollover contributions into the Plan.



4.   PLAN TERMINATION

     The Company expects and intends to continue the Plan indefinitely but reserves the right to discontinue its contributions at any time and to terminate the Plan at any time subject to the provisions of ERISA. Should the Plan be terminated, participants will become 100 percent vested in their employer contributions.



5.   TAX STATUS

     The Internal Revenue Service has determined and informed the Plan administrator by a letter, dated January 6, 2000, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended subsequent to the applicable date of that letter. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes has been recorded in the financial statements.



6.   RELATED PARTY TRANSACTIONS

     Personnel and facilities of the Company have been used by the Plan for its accounting and other activities at no charge to the Plan. Expenses incurred in connection with professional fees and investment transactions are paid by the Plan.



7.   INVESTMENTS

     The following investments represent more than five percent of net assets available for benefits at December 31, 2002 and 2001:

                                                           2002          2001

        Legg Mason Value Institutional Portfolio Fund  $   138,446   $    74,708
        Vanguard Institutional Index Fund                  396,006       231,350
        Putnam New Opportunities Fund                      288,453       228,649
        PIMCO Total Return Fund                            179,248        62,337
        Putnam Money Market Fund                           138,328        75,676
        Putnam Investors Fund                               94,335        65,181

     The net appreciation (depreciation) in fair value, including realized gains and losses, for each class of investments as presented on the statements of net assets available for benefits for the years ended December 31, 2002 and 2001 is as follows:

                                                           2002          2001

        Registered investment company mutual funds    $    210,967   $    82,331

        Bunge Limited common shares (1)                      5,384         -
                                                      ------------   -----------

        Net depreciation in value of investments      $    216,351   $    82,331
                                                      ============   ===========


         (1) Beginning in January 2002, the Plan allowed for participants to invest in Bunge Limited common shares. Bunge Limited is the parent company of the sponsoring Employer Group. At December 31, 2002, the Plan held 2,857 shares of Bunge Limited. During 2002, the Plan recorded dividend income of $487 and net appreciation in fair value of $5,384 from Bunge Limited common shares.

8.   DISCRETIONARY CONTRIBUTION

     As discussed in Note 3, the Company has the option to make an additional contribution to the Plan. In February 2003, the Company approved an additional discretionary contribution of 30% of the contributions of each participant up to 6% of their pre-tax salary. This additional contribution results in the Company matching 55% of the participant's contributions, up to 6% of the participant's pre-tax salary, made in 2002. The discretionary contribution of $146,509 has been recorded as an employer group contribution receivable by the Plan. A discretionary contribution of $55,283 was made for the 2001 plan year.

BUNGE MANAGEMENT SERVICES INC. SAVINGS PLAN


SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (UNAUDITED)
DECEMBER 31, 2002
--------------------------------------------------------------------------------

                                                           NUMBER        MARKET
                                                          OF SHARES      VALUE
DESCRIPTION

EQUITY GROWTH FUND--Interest in registered investment
  company mutual funds:
    Putnam New Opportunities Fund                          10,146    $   288,453
    Putnam Investors Fund                                  10,720         94,335
    Legg Mason Value Fund                                   3,209        138,446
    Oppenheimer Capital Appreciation Fund                     236          7,064
    Wellington Trust Co. CIF US Core Equity                    24            145

S&P 500 EQUITY FUND--Interest in registered investment
  company mutual fund--Vanguard Institutional Index Fund    4,922        396,006

BOND FUND--Interest in registered investment company
  mutual fund--PIMCO Total Return Fund                     16,799        179,248
                                                                     -----------

       Total interest in registered investment company
       mutual funds                                                    1,103,697

MONEY MARKET FUND--Interest in Putnam Money Market Fund   138,328        138,328

*INTEREST IN COMMON SHARES--Bunge Limited                   2,857         68,736
                                                                     -----------

       Total investments                                             $ 1,310,761
                                                                     ===========

* Party-in-interest

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Bunge Management Services Inc. Savings Plan have duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     BUNGE MANAGEMENT SERVICES INC. SAVINGS PLAN

Date: June 30, 2003                  By: /s/ T.K. Chopra
                                         ----------------------
                                     Name: T.K. Chopra
                                     Title: Plan Trustee

                                  EXHIBIT INDEX

   EXHIBIT
   NUMBER      DESCRIPTION OF DOCUMENT
   -------     -----------------------

    99.1       Certification Pursuant to 18 U.S.C. Section 1350, As Adopted By
               Section 906 of the Sarbanes-Oxley Act of 2002